Filed by Dreyer's Grand Ice Cream, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                 Subject Company: Dreyer's Grand Ice Cream, Inc.
                                                     Commission File No. 0-14190



On July 24, 2002, Dreyer's Grand Ice Cream, Inc. held a conference call, a recording of which is available as a "web cast" on the Dreyer's Grand Ice Cream, Inc. web site, the following excerpt of which is being filed pursuant to Rule 425:

OPERATOR

Good morning ladies and gentlemen and thank you for standing by. Welcome to the Dreyer's Grand Ice Cream second-quarter earnings conference call. I would like now to turn the conference over to Timothy F. Kahn, Vice President and Chief Financial Officer.

MR. TIMOTHY KAHN,

Good morning and welcome to the Dreyer's ice cream second-quarter conference call. I'm Tim Kahn, Chief Financial Officer. Joining me this morning are Mark LeHocky, our General Counsel and Bill Collett, our Treasurer. This is our first quarterly call following the announcement of our strategic transaction with Nestle. As I am sure all of you know, we and Nestle announced in June that we are entering into a broad alliance under which we will initially purchase Nestle's U.S. ice cream business with stock. When the deal closes, our shareholders will exchange their common shares for new common that carries with it certain put and call features funded by Nestle. Now our merger agreement with Nestle as I think many of you know and related documents have been filed and are publicly available, and we strongly urge everyone to read these documents carefully. This deal is obviously going to have a significant impact on our result in many ways, some of which were evident in the second quarter results. This morning we would like to provide you with an update both on the status of our transaction and our second operated results.

First let me talk about the status of our regulatory filings. We and Nestle have made our HSR filings. Those were made approximately two weeks ago. We are still obviously in the initial stages of FTC review. So we really have no further information for you at this point. We don't yet know whether we will receive a so-called second request for data for the SEC. We do intend to file our S-4 on this transaction with the SEC by mid-August, and we expect the proxy statement to follow that by several weeks. So frankly there is not much to report except the filing approval processes are proceeding on roughly the schedule we would expect at this point. We have no issues that have surfaced. We regard things as very much on track, but we continue to anticipate a closing date later this year, but we are not yet in a position to give a more specific estimate.

We do, however, want to provide you with some further information about the accounting for the transaction. As many of you saw in our second-quarter press release, we will use what is called reverse acquisition accounting for this deal. Basically although we Dreyer's are the legal acquirer of the Nestle Ice Cream Company -- we are the filing company, of course, for SEC purposes -- the accounting on our books will be done as if Nestle Ice Cream Company is the acquirer and Dreyer's is the acquiree. Now reverse acquisition accounting while relatively rare in practice -- it is certainly the first time I have used it -- follows well-established rules. It is required in this instance because Nestle is in effect using a wholly-owned subsidiary, the Nestle Ice Cream Company, to acquire a substantial majority interest in Dreyer's. The effect of reverse acquisition accounting is, in simple terms, to reverse the types of accounting treatment one would normally expect, which I suppose is why it is called that. So as you saw in our second quarter results, our transaction fees and similar costs will be expensed on a current basis rather capitalized which is a normal practice. When the transaction closes, we will write up the Dreyer's balance sheet to the transaction's value, again not the Nestle Ice Cream assets we acquire, which is what would normal practice would be.

Now we believe that it is safe to say that none of this has any real cash impact or any effect on the go forward strategic outlook for the combined entity. It will, however, continue to affect the accounting treatment of the deal both before and after closing. So in this area in particular as on so many others, we strongly recommend that shareholders carefully review the disclosures in the upcoming proxy filings.

In the second quarter, we incurred 2.9 million of transaction costs, and as we've disclosed, we anticipate for the full year we will incur such costs in the range of 19 to 22 million...

....At this point, I would like to open the call for questions. Before we begin, let me repeat what I said about our Nestle transaction. There is no substitute for a detailed review our deal documents, the ones we have already filed, and the S-4 and Proxy we will file. Of course, we are going to try to answer specific questions as best we can, but we will continue to refer you and all shareholders to the documents as the best source of disclosure. With regard to the filing and approval process, we will continue to provide updates of status, but we are not going to speculate as to potential issues, eventualities or anything of that nature.

It is clear that Nestle transaction with continue to impact our results both directly and indirectly during the transaction and integration periods as often is the case with these kinds of deals. Shareholders should be cautioned this significantly impacts any forward-looking statements and introduces more uncertainty in operating results than might otherwise be the case.

With that said, beyond our integration, we have a business that we think has got a great deal of momentum that will continue to run throughout this period, and we look forward to integrating a very successful and profitable Nestle business with that especially as we move into 2003. Let me open it for questions.

QUESTIONS AND ANSWERS:

OPERATOR

MR. JEFF KANTER- PRUDENTIAL SECURITIES,
Not that earnings really matter that much anymore, if dairy cost helped you by 17 cents, how do I think about your business model going forward given that -- premium cost you a little bit? Are there other costs that are buried in here just to clean the decks with this Nestle transaction? I cannot imagine that premium would cost you so much to offset the dairy cost and then result in earnings that were 38 cents or whatever when you back out all the items? Can you help us think about this a little bit?

MR. TIMOTHY KAHN,
The only other costs that I would highlight would be the 3 cents or so of out of pocket relating to the downsizing that hit the quarter, and I think those costs are roughly 0 on balance of year. I would come back and point to the premium. The premium results much as they are rebounding were costly. My estimate is they cost us 10 or 11 cents in April and May. You guys, many of you track the IRI results; they were not very good for those months. That has cost us. At least for the second-quarter, it remains to be seen how much of that we can make back. We are optimistic about the back half of the year, but I wouldn't hide the fact that premium hit in April and May was costly.

MR. JEFF KANTER,
Thank you very much.

OPERATOR

MR. JOSEPH PIROPATO - INVERNESS PARTNERS,
I am certainly not an attorney, but I did try to read the documents as best I could. What in the view of Dreyer's is a material adverse effect that would cause this transaction not to happen? Obviously according to the documents, it is not changes in the economy or even the ice cream or frozen dessert industry. In this day and age of risk, we are trying to assess what could happen that could set this whole thing off course?

MR. TIMOTHY KAHN,
I will turn to my General Counsel here who will stop me if I say anything out of line. I think if you read the sections they are clearly meant to cover very very significant issues. not anything in the ordinary course of business, not anything in terms of a downturn in results or a downturn in industry sales or frankly a bad butter quarter if that were to happen. It is meant to cover a significant strategic event. I don't know if that helps you, but that is the -- Mark, is that a fair assessment of it?

MR. MARK LEHOCKY,
No. I agree with that, and I think that is as far as we can define it right now.

MR. TIMOTHY KAHN,
That said we would be optimistic that the odds of such an event occurring are very very low at this point.

OPERATOR

MR. TOM ISENBERG - SCHOENFELD ASSET MANAGEMENT,
Nice results. We are generally very happy with the transaction. This maybe the sort of to and from you don't want to get into, but it's my job to ask nonetheless. If the SEC has some antitrust problems, for example, and they wanted to make a superpremium brand market for Edy's Dreamery or Haagen-Dazs or Ben and Jerry's or if there were some areas of distribution where Ice Cream Partners compete with your distribution, would you think you and Nestle would be willing to make the proper divestitures to make the deal go through?

MR. MARK LEHOCKY,
We are not in a position to comment or speculate what the FTC may or may not do. They are still in the preliminary stage of their review. The documents we have filed speak for themselves. We are going to take all reasonable efforts, both us and Nestle, to close the transaction, but it's not appropriate for us to define more specifically what that would be at this time.

MR. TOM ISENBERG - SCHOENFELD ASSET MANAGEMENT,
Does Ice Cream Partners compete against your direct distribution in some areas such that a third party ice cream manufacturer would have a choice of the two distribution methods?

MR. TIMOTHY KAHN,
In the vast majority of the country, there are many distribution -- in fact all areas -- many distribution options. Ice Cream Partners does have distribution on the streets in some states on the East Coast and on the West Coast and in Minneapolis, and that is it. We have distribution as you know in most cities from coast-to-coast. In almost every one of those cities, there are multiple other independent distributors today, and then, of course, there are, outside of your ice cream distributors, there are the frozen food distributors and the supermarket warehouse system, which in terms of grocery channels is available to everybody. So it's a pretty fragmented distribution picture.

OPERATOR

MR. OMAR SAEZ (INDISCERNIBLE),
I was wondering if Ben and Jerry's or other parties using the distribution system have given you what they think of Nestle eventually owning the entire company years down the road?

MR. TIMOTHY KAHN,
We have as we discussed in our last conference call we have in most of our joint ventures and distribution agreements change of control provisions which give the other party the option in most cases of staying or not sometimes with a time lag. We have encouraged all of our partners and venture and license partners that we very much look forward to them staying with us. Those are good businesses we think for both parties, but the choice is theirs, and at this point, I think it is safe to say nobody has indicated to us that they intend to leave.

MR. OMAR SAEZ,
When did you make your filing with the FTC?

MR. TIMOTHY KAHN,
July the 3rd...

This conference call transcript/"web cast" excerpt contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties, some of which are contained in filings made by Dreyer's Grand Ice Cream, Inc. ("Dreyer's") with the Securities and Exchange Commission ("SEC"), that could cause actual results to differ materially from those described in the forward-looking statements.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE BUSINESS COMBINATION TRANSACTION REFERENCED IN THE FOREGOING INFORMATION, WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when it becomes available) and other documents filed by Dreyer's with the SEC at the SEC's web site at www.sec.gov. The proxy statement/prospectus and these other documents may also be obtained free of charge from Dreyer's by directing a request to 5929 College Avenue, Oakland, California 94618, Attn: Investor Relations.

Dreyer's and its officers and directors may be deemed to be participants in the solicitation of proxies from Dreyer's shareholders with respect to these transactions. Information regarding such officers and directors is included in Dreyer's proxy statement for its 2002 annual meeting of shareholders filed with the SEC on April 8, 2002. This document is available free of charge at the SEC's web site at www.sec.gov or from New December as described above.